PHOSCAN CHEMICAL CORP.
360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2007 MAY 24 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023787

SUPPL

May 15, 2007

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

082-03938

Re: Exemption # ~~82-4009~~ - Annual & Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PHOSCAN CHEMICAL CORP.

Per: Shaun A. Drake

SAD/wl
Encl.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

8

dlw 5/24

CDS Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: PHOSCAN CHEMICAL CORP.

French:

Address 360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6	Telephone: 416-361-0737
	Contact Name: Shaun A. Drake

Transfer Agent	CUID: ETSZ	Name: Equity Transfer & Trust Company	Telephone: 416-361-0930
Address: 200 University Ave., Suite 400, Toronto, M5H 4H1		E-mail Address	Contact Name Clarisse Karangwa

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[ ] General
[X] Special
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

Record Date: 2007 06 12 (yyyy mm dd)
Meeting Date: 2007 07 25 (yyyy mm dd)
Material Mail Date: 2007 06 18 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

Clearing and Depository Services Inc.'s GST/HST Registration Number: 844182121RT0001

[1]	# of publications at $93.00 per publication	$ 93.00
	Plus 6% GST	$ 5.58
	or 15% HST (*Nfld, NS, NB residents only*)	$
	Subtotal	$ 98.58
	Plus 7.5% QST (*Quebec residents only*)	$
	Total payment enclosed	$ 98.58

Clearing and Depository Services Inc.'s QST Registration Number: 1212464658TQ0001

Authorized Signature for Invoicing (Transfer Agents only)
***Note:** Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 719211E1060	Y	COMMON

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

END

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party ____ *Name of Requesting Party*

All services provided by Clearing and Depository Services Inc. hereunder are subject to the terms and conditions printed on the reverse of this form.

Title	Signature	Date
SHAUN A. DRAKE	[signature]	May 14, 2007